Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Harold W. Dance, Inc. DBA Harold Dance Investments (the "Company") is a Registered Investment Advisor ("RIA") and broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Utah Corporation conducting business primarily in Northern Utah. The Company offers investment advisory services and agency transactions in mutual funds and annuities.

Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $250,000 for cash. The Company's mutual fund investments are concentrated within a few large fund groups. The Company reviews, as necessary, the financial standing of these funds. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company sells mutual funds for various mutual fund companies for which services the Company receives commission payments. In the event these mutual fund companies do not fulfill their commission payment obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the financial condition of these mutual fund companies.

Securities Owned

The Company classifies its securities owned as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized and unrealized gains and losses, determined using the specific identification method, are included in operations.

Commissions Receivable

Commissions receivable are amounts due from mutual fund and variable annuity companies and are unsecured. Commissions receivable are carried at their estimated collectible amounts. No provision for losses on commissions receivable exists based on past experience with the mutual fund and variable annuity companies.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Equipment

Items capitalized as equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is credited or charged to operations.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are recorded as right-of-use ("ROU") assets and lease liabilities with annual lease expenses and cash flows. As a nonpublic business entity, the Company uses the risk-free rate in lieu of determining an incremental borrowing rate to determine the present value of the lease payments for purposes of calculating the ROU assets and lease liabilities. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The company does not maintain any capital leases.

Use of Estimates in the Preparation of Financial Statements

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Application of Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) which has subsequently been amended by ASU 2018-01, 2018-10, 2018-11. The guidance requires the recognition of lease assets and lease liabilities for those leases classified as operating leases under previous GAAP. The guidance was effective for the Company beginning fiscal year 2019. The only material lease arrangement the Company is engaged in is the lease of office space where the Company is a lessee under the terms of an operating lease agreement. These financial statements apply the new operating lease accounting standard using the effective date option with a cumulative effect adjustment to the balance of equity on January 1, 2019.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230). The guidance standardized the way restricted cash should be reported on financial statements. This guidance was effective for the Company beginning fiscal year 2019. The Company maintains a balance in a special reserve bank account that was previously reported on the Statements of Financial Condition as "Cash segregated under federal and other regulations" and is now reported simply as "Restricted cash". In addition, restricted cash is now included in the Statements of Cash Flows whereas it was previously excluded.

Note 2 – Restricted Cash

The Company has established a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company maintained a minimum balance in the account of $4,000.

Note 3 – Securities Owned

Securities owned are recorded at fair market value and consist of the following:

	2019	2018
Money market funds	$ 17,902	$ 108,751
Mutual funds, at cost	185,000	185,000
Unrealized holding gains	40,010	10,729
Securities owned, at fair value	$ 242,912	$ 304,480

Note 4 – Fair Value Measurements

The Company's investments are reported at fair value in the accompanying statements of financial position. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Note 4 – Fair Value Measurements (continued)

The Company uses the following valuation techniques to measure fair value for its assets and liabilities:

Level 1 – Quoted market prices in active markets for identical assets or liabilities;

Level 2 – Significant other observable inputs (e.g. quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs);

Level 3 – Unobservable inputs for the asset or liability, which are valued based on management's estimates of assumptions that market participants would use in pricing the asset or liability.

The following tables provide financial assets carried at fair value:

| | December 31, 2019 | | |
	Level 1	Level 2 & 3	Total
Mutual funds - balanced	$ 225,010	$ -	$ 225,010
Money market funds	17,902	-	17,902
	$ 242,912	$ -	$ 242,912

| | December 31, 2018 | | |
	Level 1	Level 2 & 3	Total
Mutual funds - balanced	$ 195,729	$ -	$ 195,729
Money market funds	108,751	-	108,751
	$ 304,480	$ -	$ 304,480

The fair value of the mutual funds and money market funds is based on the quoted net asset value or unit cost of the shares held by the Company at year-end.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. For 2019 and 2018, the Company's minimum net capital requirement was $25,000. At December 31, 2019, the Company had net capital of $262,315, which was $237,315 in excess of its required net capital of $25,000. The Company's net capital ratio was 0.333 to 1.

Note 6 – Subsequent Events

The Company evaluated its December 31, 2019, statements of financial condition for subsequent events through the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.